August 28, 2019

Andrew Wilson
Chief Executive Officer
Electronic Arts, Inc.
209 Redwood Shores Parkway
Redwood City, California 94065

       Re: Electronic Arts, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2019
           File No. 000-17948

Dear Mr. Wilson:

       We have reviewed your July 31, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2019 letter.

Form 10-K for the Fiscal Year Ended March 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 33

1. We note from your response to prior comment 1 that the majority of your digital revenues are from sales of extra content for each fiscal year presented. Please tell us your consideration of providing qualitative and quantitative analysis disclosure of extra content sales. Such analysis should explain the trends and underlying causes for increases across your live services and mobile revenues attributable to those sales of extra content. We refer you to the Commission Guidance Regarding Management's Discussion and Analysis
      of Financial Condition and Results of Operations, Release No. 33-8350. Andrew Wilson
FirstName Arts, Inc.
Electronic LastNameAndrew Wilson
Comapany NameElectronic Arts, Inc.
August 28, 2019
August 28, 2019 Page 2
Page 2
FirstName LastName
Consolidated Financial Statements
Description of Business and Basis of Presentation
Revenue Recognition, page 53

2. In order for us to better understand your analysis and response to prior comment 2, please provide a more specific discussion of the underlying nature of your in-game content. In this regard, please tell us if and how content can transfer a benefit to a player beyond the time the content is purchased. In addition, tell us if and how the estimated offering period for the content differs from that of the game.
3. We note your response to prior comment 3. Please further explain how you considered the fact that the online hosting allows for multiple player use in determining that you have met the allocation objective. We refer you to ASC 606-10-32-28.
4. Specifically with regards to the performance obligation related to online functionality, please help us understand the different roles and responsibilities that you and your platform partners have with respect to technology, host configurations, maintenance and services. Tell us whether you use your own or third-party servers to host the multiplayer or online game play and describe the interaction of your online functionality with Sony and Microsoft's platforms. Compare and contrast the different service obligations that you and your platform partners have with respect to the players who purchase your games and how such obligations factored into your determination of the standalone selling price and the transaction price allocation for your game related services.
5. Please confirm to us that your full games with online-only functionality, which require an
         Internet connection to access all gameplay and functionality ("Online-Hosted Service
         Games") do not contain a software license. If the arrangement does contain a license, provide us with your analysis of the factors considered in determining that the software and online hosting are not separately identifiable. We refer you to ASC 606-10-25-21.
6. We note that revenue from subscriptions, such as Origin Access, Origin Access Premier and EA Access, is recognized over the subscription term. We further note that subscriptions are offered for a recurring monthly or annual fee. Please tell us whether these arrangements contain a license and, if so, how you determined that revenue for arrangements that extend beyond one month should be recognized over time.
 Andrew Wilson
Electronic Arts, Inc.
August 28, 2019
Page 3

      You may contact Morgan Youngwood, Staff Accountant, at 202-551-3479 or
Craig
Wilson, Senior Assistant Chief Accountant, at 202-551-3226 with any questions.



                                                      Sincerely,
FirstName LastNameAndrew Wilson
                                                      Division of Corporation
Finance
Comapany NameElectronic Arts, Inc.
                                                      Office of Information
Technologies
August 28, 2019 Page 3                                and Services
FirstName LastName